                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                                 (RULE 13d-101)



                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO.___)



                             VANGUARD AIRLINES, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)



                         Common Stock, $0.001 Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)



                                   922018-10-9
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                                 (CUSIP Number)

                       The Hambrecht 1980 Revocable Trust
                              William R. Hambrecht
                              550 Fifteenth Street
                         San Francisco, California 94103
                                 (415) 551-8600
  (Name, Address and Telephone Number of Persons Authorized to Receive Notices
                               and Communications)



               June 25, 1998, August 12, 1998 and August 14, 1998

             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]



                                  (Page 1 of 8)

                                  SCHEDULE 13D

------------------------                                         ---------------
CUSIP NO.   922018-10-9                                            PAGE 2 OF 8
------------------------                                         ---------------
--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

        The Hambrecht 1980 Revocable Trust
        ###-##-####
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
        (a)
        (b) [X]
--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS
        PF
--------------------------------------------------------------------------------
5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) or 2(e) __
--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        California
--------------------------------------------------------------------------------
       NUMBER OF          7    SOLE VOTING POWER
         SHARES                27,737,734* (See Item 5 below)
      BENEFICIALLY
        OWNED BY
       REPORTING
      PERSON WITH
                          ------------------------------------------------------
                          8    SHARED VOTING POWER
                               -0-
                          ------------------------------------------------------
                          9    SOLE DISPOSITIVE POWER
                               27,737,734* (See Item 5 below)
                          ------------------------------------------------------
                          10   SHARED DISPOSITIVE POWER
                               -0-
--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
        PERSON
        27,737,734* (See Item 5 below)
--------------------------------------------------------------------------------
12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES __   Not Applicable
--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        30.2%
--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON
        OO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

-------------------------                                        ---------------
CUSIP NO.   922018-10-9                                            PAGE 3 OF 8
-------------------------                                        ---------------
--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

        William R Hambrecht
        ###-##-####
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
        (a)
        (b)  [X]
--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS
        Not Applicable
--------------------------------------------------------------------------------
5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) or 2(e) __
--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        United States
--------------------------------------------------------------------------------
       NUMBER OF          7    SOLE VOTING POWER
         SHARES                48,049,911* (See Item 5 below)
      BENEFICIALLY
        OWNED BY
       REPORTING
      PERSON WITH
                          ------------------------------------------------------
                          8    SHARED VOTING POWER
                               -0-
                          ------------------------------------------------------
                          9    SOLE DISPOSITIVE POWER
                               48,049,911* (See Item 5 below)
                          ------------------------------------------------------
                          10   SHARED DISPOSITIVE POWER
                               -0-
--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
        PERSON 48,049,911* (See Item 5 below)
--------------------------------------------------------------------------------
12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES __  Not Applicable
--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        50.6%
--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON
        IN
--------------------------------------------------------------------------------



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

Item 1. Security and Issuer.

                This Schedule 13D relates to the common stock, $0.001 par value (the "Common Stock"), of Vanguard Airlines, Inc., a Delaware corporation (the "Issuer"). The principal executive office and mailing address of the Issuer is 700 Squibb Road, Third Floor, Mission, Kansas 66202.

Item 2. Identity and Background.

                (a) (b) and (c) This Schedule 13D is filed on behalf of The Hambrecht 1980 Revocable Trust (the "Trust"), and William R. Hambrecht, (collectively, the "Reporting Persons").


                The Hambrecht 1980 Revocable Trust is a California revocable trust. The trustee of the trust is William R. Hambrecht. The address of the trust is 550 Fifteenth Street, San Francisco, California 94103.

                (d) To the best knowledge of the Reporting Persons, during the past five years, none of the entities or individuals identified in this Item 2 have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                (e) To the best knowledge of the Reporting Persons, during the past five years, none of the entities or individuals identified in this Item 2 has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and therefore was not and is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

 Item 3. Source and Amount of Funds or Other Consideration.

               On June 25, 1998, the Trust gifted warrants to purchase 1,000,000 shares of Common Stock to unaffiliated parties. On August 6, 1998 and August 12, 1998, the Trust exchanged warrants to purchase 6,046,480 shares of Common Stock for 3,386,286 shares of Common Stock pursuant to the cashless exercise provisions of such warrants. On August 14, 1998, the Trust exercised an option to purchase 1,702,500 share at an aggregate purchase price of $851,250. The funds used to purchase the shares were the personal funds of the Trust.

               On August 14, 1998, H&Q TSP Investors, L.P. and H&Q TSP II Investors, L.P. (collectively, the "TSP Entities") exercised warrants to purchase an aggregate of 4,325,000 shares of the Issuer's Common Stock. Mr. Hambrecht is the sole managing member of each of the TSP Entities. The funds used to purchase the shares were generated through capital contributions of the limited partners of the TSP Entities.

Item 4. Purpose of Transaction.


               The Reporting Persons purchased the securities to retain or increase their respective equity interests in the Issuer. Depending upon market conditions and other factors, the Reporting Persons may acquire additional securities of the Issuer, in the open market, in privately negotiated transactions or otherwise. Alternatively, depending upon market conditions and other factors, the Reporting Persons may, from time to time, dispose of some or all of the securities of the Issuer.

               The Reporting Persons are regularly engaged in the business of investing in publicly-held and private companies. In connection with their investments, the Reporting persons analyze the operations, capital structure and markets of the companies in which they invest, including the Issuer. As a result of these analytical activities, one or more of the Reporting Persons may suggest or take a position with respect to potential changes in the strategic direction, operations, management or capital structure of such companies as a means of enhancing shareholder value. Such communications may take place with Issuer's management, members of the Board of Directors, other shareholders, security analysts or others. In particular, the Reporting Persons believe that it would be desirable for the Issuer to explore various strategic, operating and/or financial relationships with Frontier Airlines or others, including possible business combinations.

               Although the Reporting Persons reserve the right to develop plans or proposals in the future with respect to the following items, except as set forth above at the present time they have no plans or proposals that relate to or would result in any of the following:

                (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

                (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

                (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

                (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

                (e) any material change in the present capitalization or dividend policy of the Issuer;

                (f) any other material change in the Issuer's business or corporate structure;

                (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

                (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

                (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to
                        Section 12(g)(4) of the Securities Exchange Act of 1934; or

                (j) any action similar to any of those enumerated in (a) through (i) above.

Item 5. Interest in Securities of the Issuer.

                (a), (b) According to information furnished by the Issuer, there were 85,356,528 shares of Common Stock issued and outstanding as of September 30, 1998. Based on such information, after taking into account the transactions described in Item 5(c) below, the Reporting Persons report the following direct and derivative holdings in the Common Stock:

                                                  COMMON STOCK
                               COMMON STOCK     FROM DERIVATIVE
NAME                          OWNED DIRECTLY       SECURITIES             TOTAL
The Hambrecht 1980             17,288,937           3,023,240          20,312,177
Revocable Trust

William R. Hambrecht*          21,233,759           6,503,975          27,737,734

TOTAL                          38,522,696           9,527,215          48,049,911**


*Securities are held in the name of the TSP Entities. William R. Hambrecht is the sole managing member of each of the TSP Entities.

** Represents 50.6% of the Issuer's issued and outstanding Common Stock (computed in accordance with Rule 13d-3(d)(1)(i) of the Securities Exchange Act of 1934, as amended).

                (c) The Reporting Persons did not effect any transactions other than those set forth in Items 3 and 4 above.

                (d)     Not applicable.

                (e)     Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

               None of the Reporting Persons is a party to any contract, arrangement, understanding or relationship with respect to any securities of the Issuer, including but not limited to the transfer or voting of any securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to Be Filed as Exhibits.

               The following material is filed as an Exhibit to this Schedule
13D:

                       1. Joint Filing Agreement, dated January 8, 1999, between The Hambrecht 1980 Revocable Trust and William R. Hambrecht.

                                    SIGNATURE


               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 8, 1999.

                                        THE HAMBRECHT 1980 REVOCABLE TRUST


                                        By: /s/ WILLIAM R. HAMBRECHT
                                           -------------------------------------
                                        Name: William R. Hambrecht
                                        Title: Trustee





                                            /s/ WILLIAM R. HAMBRECHT
                                        ----------------------------------------
                                                WILLIAM R. HAMBRECHT

                                    EXHIBIT A

                            JOINT FILING UNDERTAKING

        The undersigned, being duly authorized thereunto, hereby execute this agreement as an exhibit to this Amendment to Schedule 13D to evidence the agreement of the below-named parties, in accordance with rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Amendment jointly on behalf of each of such parties.

Dated: January 8, 1999


                                        THE HAMBRECHT 1980 REVOCABLE TRUST


                                        By: /s/ WILLIAM R. HAMBRECHT
                                           -------------------------------------
                                        Name: William R. Hambrecht
                                        Title: Trustee





                                            /s/ WILLIAM R. HAMBRECHT
                                        ----------------------------------------
                                                WILLIAM R. HAMBRECHT